Submitted electronically

April 29, 2010

Patricia Mengiste U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street NE. Washington, DC 20549

Re:	Johnson Mutual Funds, File No. 33-52970 and 811-7254

Dear Ms. Mengiste:

On February 26, 2010, Johnson Mutual Funds (the "Trust") filed Post-Effective Amendment No. 30 to its Registration Statement on Form N-1A.  Please find below the Trust's responses to your comments provided by telephone on April 14, 2010.  For your convenience, I have summarized your comments and organized them by each requirement of the Summary Prospectus.

Item 1: Comments Regarding Front and Back Cover. Funds are required to include the exchange ticker symbol for the fund and for each share class, if any, on the front cover page.  You also requested to see the legend that will be used for the Summary Prospectus.

Response:  Please note that we only have a ticker for the Johnson Enhanced Return Fund at this time.  This will be the only Fund that will have a ticker symbol listed.  Please be advised that the legend that will be used for each fund will read as follows:

Before you invest, you may want to review the Fund’s Prospectus and Statement of Additional Information, which contains more information about the Fund and its risks.  The Fund’s Prospectus and Statement of Additional Information, both dated May 1, 2010, are incorporated by reference into this Summary Prospectus.  You can find the Fund’s Prospectus and other information about the Fund online at www.johnsonmutualfunds.com .. You can also get this information at no additional cost by calling (800)541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Item 2: Comments Regarding Investment Objectives/Goals. There were no comments provided that necessitated any changes to any of the fund’s investment objectives.

Item 3 Comments for Costs, Fees and Turnover.  Provide details for the Fixed Income Fund, Municipal Income Fund, International Fund, JIC Institutional I, II, and III and Enhanced Return Funds regarding the duration of the fee waivers and under what circumstances that the waiver may be terminated.  Also, please segregate any acquired fund fees where the amount exceeds 0.01%.

Response:  The Funds that have a fee waiver have been updated to indicate the duration of the waiver and under what conditions that the waiver may be terminated.

April 29, 2010

All Funds that have acquired fund fees greater than the threshold greater than 0.01% threshold have been updated in the fee table as requested.

Item 4: Comments Regarding Principal Investment Strategies and Risks. You provided several comments related to the Investment Strategies and Risks of the funds.  Comments focused on making sure there was alignment between disclosing risks for any principal strategy that was listed.

Response:  The response for your comments is provided separately by Fund.  The risks that were added are detailed below in this section. We have indicated under each Fund in this response which risks have been added or modified.

Risks of Exchange Traded Funds - Investment in an ETF carries security specific risk and market risk.  The performance of an ETF may not completely replicate the performance of its underlying index.  The Fund will indirectly pay its proportionate share of any fees and expenses paid by the ETF in which it invests in addition to the fees and expenses paid directly by the Fund, many of which may be duplicative. The cost of investing in the Fund will generally be higher than the cost of investing directly in ETFs.

Preferred Stock Risk - Preferred stocks are securities that have characteristics of both common stocks and corporate bonds. Preferred stocks may receive dividends but payment is not guaranteed as with a bond. These securities may be undervalued because of a lack of analyst coverage resulting in a high dividend yield or yield to maturity. The risks of preferred stocks are a lack of voting rights and the Advisor may incorrectly analyze the security, resulting in a loss to the Fund. Furthermore, preferred stock dividends are not guaranteed and management can elect to forego the preferred dividend, resulting in a loss to the Fund.

Small and Medium Sized Company Risk – In addition, the stocks of small-sized and medium-sized companies are subject to certain risks including:
Possible dependence on a limited product line, limited financial resources or a limited management group.
Less frequent trading and trading with smaller volume than larger stocks, which may make it difficult for the Fund to buy or sell the stocks.
Greater fluctuation in value than larger, more established company stocks.

Unsponsored ADR Risk- The issuers of unsponsored Depositary Receipts are not obligated to disclose material information in the United States, and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the Depositary Receipts.

Mortgage-Backed Securities Risks — Mortgage-backed securities represent interests in “pools” of mortgages. Mortgage-backed securities are subject to “prepayment risk” and “extension risk.” Prepayment risk is the risk that, when interest rates fall, certain types of obligations will be paid off by the obligor more quickly than originally anticipated and the Fund may have to invest the proceeds in securities with lower yields. Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated causing the value of these securities to fall. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities. These securities also are subject to risk of default on the underlying mortgage, particularly during periods of economic downturn.

April 29, 2010

Interest Rate Risk- Prices of fixed-income securities rise and fall in response to changes in the interest rate paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities.

Geographic Risk - Because the Fund invests primarily in bonds from the State of Ohio, it is particularly sensitive to political and economic factors that negatively affect Ohio.

Johnson Equity Income Fund:
•
Defined high quality companies with the following statement being modified in the principal strategy section:  “The adviser seeks companies with high quality characteristics such as sustainable competitive positions that have high-quality earnings, financial strength, strong or improving balance sheets, free cash flow, and shareholder-oriented managements.”

•	The risk categories for Exchange Traded Funds and Preferred Stocks were added.

Johnson Growth Fund
The risk categories for Exchange Traded Funds and Preferred Stocks were added.

Johnson Dynamic Growth Fund
The risk category of small and medium sized companies was added.

Johnson Disciplined Large-Cap-Fund

You requested clarification on the asset range of securities in the Fund.  Please note that the Adviser looks at companies that are contained in the S&P 500 universe which currently has a market capitalization between $1.6 billion to $322 billion.  However, 80% of the stocks in the S&P500 have market capitalization above $5 billion which is the market capitalization defined as a principal strategy.

The risk categories for Exchange Traded Funds and Preferred Stocks were added.
With respect to Management Risk, we added language to indicate that the Adviser’s Quantitative Model may not provide desired results.

Johnson Disciplined Mid-Cap Fund

You requested clarification on the asset range of securities in the Fund.  Please note that the Adviser looks at companies that are contained in the Russell Mid-Cap universe which currently has a market capitalization range of $220 million a to $19 billion.  All but 13 companies currently fall within the range defined in the principal strategy range of $1 to $15 billion.

April 29, 2010

The risk categories for Exchange Traded Funds and Preferred Stocks were added. Additionally, the Small and Medium Sized Risk was updated.
With respect to Management Risk, we added language to indicate that the Adviser’s Quantitative Model may not provide desired results.

Johnson Disciplined Small-Cap-Fund

You requested clarification on the asset range of securities in the Fund.  Please note that the Adviser looks at companies that are contained in the Russell 2000 universe which currently has a market capitalization range of $19 million to $5.9 billion.  All but 6 companies currently fall within the range defined in the principal strategy range of less than $3 billion.

The risk categories for Exchange Traded Funds and Preferred Stocks were added. Additionally, the Small and Medium Sized Risk was updated.
With respect to Management Risk, we added language to indicate that the Adviser’s Quantitative Model may not provide desired results.

Johnson Realty Fund
The risk categories for Interest Rates and Small and Medium Sized Companies were added.

Johnson International Fund
The risk category for Unsponsored ADRs was added. Additionally, the Small and Medium Sized Risk was updated.

Johnson Fixed Income Fund
The risk category of mortgage backed security risk was added.

Johnson Municipal Income Fund
You commented to make sure that any fund with a state concentration is defined as a risk. For this fund, the State of Ohio is defined under Geographic Risk.

JIC Institutional I, II, and III Funds
The risk category for Mortgage Related Risk was added.

Item 5: Comments Regarding Management. You provided comments as to the experience with the Adviser outside of the portfolio team for each of the Funds was not necessary.

Response:  We have updated all funds by removing any reference to the portfolio team’s experience with the Adviser and only reference the experience that each team member has with the Fund.

Item 6: Comments Regarding Purchase and Redemption Information. Separate sections are not necessary for purchase and redemption information.

Response:  We have combined the Purchase and Redemption Information for all funds.  The language now reads as follows:

April 29, 2010

“Purchase or Sale of Fund Shares: Shares may be purchased or redeemed at the Fund's net asset value (NAV) next determined after receipt of your order, by check, wire, electronic bank transfer or exchange.  The minimum initial investment for the Fund is $2,000.  The minimum for additional purchases is $100.  You may buy or sell shares on any business day.  This includes any day that the Fund is open for business, other than weekends and days on which the New York Stock Exchange (NYSE) is closed, including holidays.   Purchases and redemptions can be made through the Fund's transfer agent, Johnson Financial, Inc., 3777 West Fork Road, Cincinnati, OH  45247.  You may contact the transfer agent at 800-541-0170 for information about how to purchase or redeem Fund shares by wire, electronic bank transfer or exchange.”

Item 7: Comments Regarding Tax Information.  We have not made any changes to the tax information based on your comments provided in your follow-up phone call to us after our scheduled conference call on April 14th.  All funds reference federal, state taxes as the fund(s) can not determine the taxability of each individual shareholder’s case.

Item 8: Comments Regarding Financial Intermediary Compensation.  As indicated during our conference call with you, Johnson Mutual Funds does not use any financial intermediaries for distribution and therefore does not compensate any party for these purposes.

The Trust hereby acknowledges that:
(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-661-3100.

Very truly yours,

Marc Figgins